Bank of America Corporation and Subsidiaries Ratio of Earnings to Fixed Charges Ratio of Earnings to Fixed Charges and Preferred Dividends						Exhibit 12
	Six Months Ended June 30, 2005	Year Ended December 31
(Dollars in millions)		2004	2003	2002	2001	2000
Excluding Interest on Deposits
Income before income taxes	$13,490	$21,221	$15,861	$12,991	$10,117	$11,788
Equity in undistributed earnings of unconsolidated subsidiaries	(78)	(135)	(125)	(6)	(6)	(27)
Fixed charges:
Interest expense	7,499	8,155	5,271	5,804	9,117	13,806
1/3 of net rent expense(1)	288	512	398	383	379	368

Total fixed charges	7,787	8,667	5,669	6,187	9,496	14,174
Preferred dividend requirements	14	23	6	6	7	9

Fixed charges and preferred dividends	7,801	8,690	5,675	6,193	9,503	14,183

Earnings	$21,199	$29,753	$21,405	$19,172	$19,607	$25,935

Ratio of earnings to fixed charges	2.72	3.43	3.78	3.10	2.06	1.83

Ratio of earnings to fixed charges and preferred dividends	2.72	3.42	3.77	3.10	2.06	1.83

	Six Months Ended June 30, 2005	Year Ended December 31
(Dollars in millions)		2004	2003	2002	2001	2000
Including Interest on Deposits
Income before income taxes	$13,490	$21,221	$15,861	$12,991	$10,117	$11,788
Equity in undistributed earnings of unconsolidated subsidiaries	(78)	(135)	(125)	(6)	(6)	(27)
Fixed charges:
Interest expense	11,921	14,430	10,179	11,238	18,003	24,816
1/3 of net rent expense(1)	288	512	398	383	379	368

Total fixed charges	12,209	14,942	10,577	11,621	18,382	25,184
Preferred dividend requirements	14	23	6	6	7	9

Fixed charges and preferred dividends	12,223	14,965	10,583	11,627	18,389	25,193

Earnings	$25,621	$36,028	$26,313	$24,606	$28,493	$36,945

Ratio of earnings to fixed charges	2.10	2.41	2.49	2.12	1.55	1.47

Ratio of earnings to fixed charges and preferred dividends	2.10	2.41	2.49	2.12	1.55	1.47

(1)	Represents an appropriate interest factor.